  Exhibit 4.1

June 5, 2019

Re: Extension of expiration date for Class N Warrants

SANUWAVE Health, Inc. Warrantholder:

Pursuant to Section 5(l) of the Class N Warrant, the Company has determined to amend each such warrant to extend the Termination Date of each of the Class N Warrants has been extended from June 28, 2019 to September 3, 2019. This extension is effective as of June 1, 2019, the date the extension was approved by the board of directors of SANUWAVE Health, Inc. All other terms and conditions of the Class N Warrants will continue in full force and effect.

If there are any questions, please don’t hesitate to contact me at (678) 578-0117, or by email at lisa.sundstrom@sanuwave.com. Thank you.

Best regards,

/s/ Lisa Sundstrom

Lisa Sundstrom, Controller and
Chief Financial Officer

SANUWAVE Health, Inc.